

November 17, 2011

<u>Via E-Mail</u>
Mr. Todd Kahn
Senior Vice President and General Counsel
Coach, Inc.
516 West 34th Street
New York, New York 10001

> **Re:** **Coach, Inc.**
> **Form 10-K for the Fiscal Year Ended July 2, 2011**
> **Filed August 19, 2011**
> **Form 8-K**
> **Filed August 2, 2011**
> **File No. 001-16153**

Dear Mr. Kahn:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 2, 2011
Consolidated Financial Statements
Notes to Consolidated Financial Statements

2. Significant Accounting Policies - Revenue Recognition, page 50

1. We note your disclosure that you estimate the amount of gift cards that will not be redeemed and record such amounts as revenue over the performance obligation period. Please provide us with, and in future filings confirm you will disclose, the typical performance obligation periods associated with your gift cards and your policy for recognizing breakage income when gift cards have no expiration date, if applicable.

Selling, General and Administrative Expenses, page 50

2. We note that you record costs such as warehousing and order fulfillment as a component of selling, general and administrative expenses. In order to enhance an investor's understanding of your distribution costs, please confirm in future Exchange Act filings you will (i) quantify such costs that are not recorded within cost of goods sold in your financial statements and (ii) clarify in management's discussion and analysis that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others, like you, exclude a portion of them from gross margin.

Form 8-K filed August 2, 2011

3. We note that you have presented an alternative income statement which excludes certain items recorded in your GAAP-basis Statements of Income. This represents a full non-GAAP income statement which does not appear to be consistent with Regulation G. Please confirm in future Exchange Act filings you will remove such presentation or tell us why you believe it is appropriate. For additional guidance, refer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at 202-551-3727 or Brian Bhandari at 202-551-3390 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining